UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Frequency Electronics, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

358010106

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road, Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller

Bryan Cave LLP

1201 W. Peachtree St., 14th Floor

Atlanta, GA 30309

Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 358010106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 990,164
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 990,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 358010106	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,043,947
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,043,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 358010106	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,043,947
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,043,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 358010106	Page 5 of 6 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on August 2, 2013 as amended to date (the “Schedule 13D”) by Privet Fund LP and Privet Fund Management LLC (collectively, “Privet”), Ryan Levenson (“Levenson” and collectively with Privet, the “Reporting Persons”), James Henderson (“Henderson”), General Lance Lord (“Lord”) and Ben Rosenzweig (“Rosenzweig”) with respect to the Common Stock, par value $1.00 per share (the “Common Stock”) of Frequency Electronics, Inc., a Delaware corporation (the “Company”).  Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D.  The undersigned hereby amend and supplement the Schedule 13D as follows:

Item 2.  Identity and Background

Item 2 is hereby amended to add the following:

As reflected in the Termination Agreement described in Item 6 below, Henderson, Lord and Rosenzweig are no longer members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”) with respect to the Company, and shall no longer be deemed to be “Reporting Persons” for purposes of the Schedule 13D.

As further set forth in Item 6, pursuant to a Joint Filing Agreement dated September 20, 2017, the Reporting Persons hereunder will continue filing joint statements on Schedule 13D as a group with respect to their beneficial ownership of securities of the Company to the extent required by applicable law.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 12, 2017, Levenson resigned from the Board of Directors of the Company as a result of disagreements with the Company regarding certain operational decisions and corporate governance practices.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended to include the following:

On September 20, 2017, the Reporting Persons hereunder, Henderson, Lord and Rosenzweig terminated the 2016 Joint Filing Agreement (see Item 6) and their agreement to participate as members of a “group” within the meaning of Section 13(d)(3) of the Act.  On September 20, 2017, the Reporting Persons hereunder entered into a Joint Filing Agreement (see Item 6), pursuant to which they agreed to participate as members of a “group” within the meaning of Section 13(d)(3) of the Act.  The group represented thereby continues to be the beneficial owner of more than five percent (5%) of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

The Reporting Persons hereunder, Henderson, Lord and Rosenzweig were previously parties to a Joint Filing Agreement dated July 5, 2016 (the “2016 Joint Filing Agreement”), pursuant to which such parties agreed to jointly file with the Securities and Exchange Commission the Schedule 13D and any and all amendments thereto.  The 2016 Joint Filing Agreement and the agreement of the parties thereto to participate as members of a “group” were terminated by a Termination Agreement, dated September 20, 2017 (the “Termination Agreement”).  The Termination Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons hereunder entered into a Joint Filing Agreement, pursuant to which Privet Fund LP, Privet Fund Management LLC, and Levenson will participate as members of a “group” within the meaning of Section 13(d)(3) of the Act (the “Joint Filing Agreement”). The Joint Filing Agreement is filed herewith as Exhibit 99.2 and incorporated herein by reference.  Any descriptions herein of the Termination Agreement or the Joint Filing Agreement are qualified in their entirety by reference to the text of such documents filed herewith.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1        Termination Agreement, dated September 20, 2017, by and among Privet Fund LP, Privet Fund Management LLC, Ryan Levenson, James Henderson, General Lance Lord, and Ben Rosenzweig

Exhibit 99.2        Joint Filing Agreement, dated September 20, 2017, by and among Privet Fund LP, Privet Fund Management LLC, and Ryan Levenson

SCHEDULE 13D

CUSIP No. 358010106	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2017	PRIVET FUND LP

By: Privet Fund Management LLC,
Its General Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

/s/ Ryan Levenson
Ryan Levenson